October 26, 2005

VIA EDGAR AND BY HAND DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Jeffrey Riedler, Assistant Director
Mail Stop: 6010

      Re:  Bionovo, Inc.
           Amendment No. 3 to Registration Statement on Form SB-2
           File No. 333-126399

Dear Mr. Riedler:

         On behalf of Bionovo, Inc. (the "Company"), enclosed please find Amendment No. 3 (the "Amendment") to the Company's Registration Statement on Form SB-2 initially filed on July 5, 2005 and amended on September 16, 2005 and October 7, 2005. The Amendment is marked to show changes from Amendment No. 2 to the Form SB-2.

         On behalf of the Company, we submit the following responses to the comments contained in the letter of comment of the Commission staff (the "Staff") dated October 18, 2005. To aid in the Staff's review, we have repeated the Staff's comments in bold and the headings and numbers correspond to the headings and numbers in the Staff's comment letters.

Condensed Consolidated Financial Statements at June 30, 2005
(1) Business and Summary of Significant Accounting Policies, page F-25 Formation and Business of the Company, page F-25
------------------------------------------------------------------------

1. Refer to your response to comment 12. Please note that when we refer to the recapitalization in our prior comment we are referring to what you have called a reverse merger. A reverse merger typically is accounted for under the guidance of SFAS 141 and involves a purchase price allocation and goodwill. A recapitalization typically involves a public shell that acquires an operating entity with the result being that the new capital structure is pushed back as you have presented in your financial statements. Please revise this note and other portions of the document to more specifically identify this transaction as a recapitalization instead of a reverse merger. Also include more robust discussion of the results of this recapitalization here more similar to other portions of the document where you discuss this transaction. The current discussion is brief to the point of not allowing a real understanding of what happened in this transaction.

RESPONSE: The referenced note has been revised as requested. In addition, the Company has made corresponding revisions to the second paragraph of "Management's Discussion and Analysis or Plan of Operation" on page 21 of the Amendment.

(5) Warrant Liability, page F-31
--------------------------------

2. Refer to your response to comment 13. Our previous comment was intended to address the accounting that you intend to apply once the shares become registered and your stated intention to reclassify these amounts at that time per the last sentence in this note. At that time, it appears that you will be relying on the aforementioned exception in paragraph 18 of EITF 00-19 to reclassify thesis liability into equity. Related to this reclassification, please clarify what ongoing obligations you will have related to the registration of these shares, i.e. whether you have an obligation to maintain the registration or remain current on your filings.

RESPONSE: The Company has reconsidered its position in light of its obligation to maintain the effectiveness of the registration statement covering the shares of common stock underlying the subject warrants, and has made corresponding changes to note (5).

                             * * * * * * * * * * * *

         As previously discussed with the Staff, the Company is subject to substantial penalties to investors in the Company's April and May 2005 private placements if the Form SB-2 is not declared effective by Wednesday, November 2, 2005. We trust that the foregoing responses and revisions to the Form SB-2 address the Staff's remaining open issues. If not, please contact me as soon as possible so that we can provide the Staff with additional information or revisions to the SB-2 as necessary, in order that the Company can meet its November 2, 2005 deadline.

         Please note that the address for the Company's main offices has changed to 5858 Horton Street, Suite 375, Emeryville, CA 94608.

         Please do not hesitate to call me at (703) 903-7530 or Robert H. Cohen at (212) 801-6907 should you have any questions concerning this filing or any of the above responses.

                                    Very truly yours,

                                    /s/

                                    Fiorello J. Vicencio, Jr.

Enclosures
cc:      Isaac Cohen, President and Chief Executive Officer
         James Stapleton, Chief Financial Officer
         Robert H. Cohen, Esq.